UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K sets forth a media release of Deutsche Bank AG. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Media Release | May 31, 2018

Information on media reports about the regulatory ratings of our US entities

Media on Thursday published articles about the regulatory ratings of Deutsche Bank’s US entities.

Here’s the bank’s statement on the reports:

“As a matter of policy, we do not comment on specific regulatory feedback. The ultimate parent of the Deutsche Bank Group, Deutsche Bank AG, is very well capitalized and has significant liquidity reserves. The entities named in the article are three specific U.S. subsidiaries – DB USA Corp, Deutsche Bank Trust Corporation, and Deutsche Bank Trust Company Americas, our principal U.S. banking subsidiary, which has a very robust balance sheet as disclosed in our annual and quarterly regulatory filings. We have previously indicated that our regulators have identified various areas for improvement relating to our control environment and infrastructure. We are highly focused on addressing identified weaknesses in our U.S. operations.”

And here’s additional background information the bank published on its intranet:

Have the US regulatory authorities changed the bank’s rating and does this mean the bank is in troubled condition?

We do not comment on any supervisory ratings as our communication with regulators is confidential. It is important to note that Deutsche Bank AG is very well capitalized and has significant liquidity reserves. As we clearly noted in our annual report in March 2017, Deutsche Bank has been engaged in remediation work to strengthen our internal control environment and infrastructure and to address concerns that have been identified both internally and by our regulators. There are no concerns with regard to the financial stability of Deutsche Bank AG.

What are the remediation deficiencies the regulators identified and how quickly will these issues be resolved?

While we are not allowed to comment on our discussions with regulatory authorities we note that there are resolutions of four enforcement actions which are published on the website of the Federal Reserve (www.federalreserve.gov). These resolutions relate to our internal control environment and infrastructure. We are highly focused on addressing the issues with our U.S. operations and will continue working diligently to solve them. None of these issues affect our ability to serve clients.

What is the financial health of the US subsidiaries?

All of our U.S. subsidiaries have very robust balance sheet as disclosed in our quarterly regulatory filings. The assets of the three entities concerned are below ten percent of the overall balance sheet of Deutsche Bank Group.

DBTCA:

-	DBTCA’s latest regulatory filing as of March 31, 2018, included $9.1 billion of Common Equity Tier 1 Capital, a Common Equity Tier 1 Capital ratio of 98.15% and a Tier 1 Leverage Ratio of 21.68%.

-	DBTCA also had a strong liquidity position with 75% of its $42.1 billion of total assets invested in cash on deposit with the Federal Reserve Bank or financing activities backed by US Treasury securities collateral.

DB USA Corp:

-	DB USA Corporation’s latest regulatory filing as of March 31, 2018, included $7.1 billion of Common Equity Tier 1 Capital, a Common Equity Tier 1 Capital ratio of 15.88% and a Tier 1 Leverage Ratio of 7.3%.

-	The capital base includes the consolidated subsidiaries, and thus reflects a broader and different risk profile that that of DBTCA, which holds primarily cash, loans and liquid securities.

DBSI:

-	DBSI’s most recent annual report as of December 31, 2017, included $10.5 billion of US GAAP Equity, $12.2 billion of Regulatory Net Capital, and $11.9 billion in excess of the required minimum net capital.

-	Excess Net Capital (regulatory capital in excess of regulatory minimum capital requirements pursuant to SEC Rule 15c3-1 – Net Capital Rules) is well above the minimum capital requirements and well in excess of what’s required considering DBSI risk profile and current assets.

What regulators cover each of the entities?

The primary regulator of most of our U.S. banking entities is the Federal Reserve. The FDIC is the primary regulator of our Delaware bank and insures DBTCA’s deposits to the extent provided by law. Our New York branch is supervised by the Federal Reserve and the New York State Department of Financial Services. DBSI is regulated by the Securities and Exchange Commission.

Do the reported control weaknesses affect clients?

No, we are fully able to service our clients’ needs and we are doing business as usual. Nevertheless, we are determined to resolve these matters as expeditiously as possible.

Are we committed to our U.S. business?

The answer clearly is “yes.” As Christian Sewing said at a public reception on Wednesday in Berlin, the U.S. is the most important market for Deutsche Bank outside Germany. Our recent strategic announcement is not a result of the regulatory actions but part of a program to increase the profitability of the firm. We are fully committed to our Corporate & Investment Bank, Wealth Management and Asset Management businesses in the U.S.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: June 1, 2018
	By:	/s/ Steve Morris
	Name:	Steve Morris
	Title:	Managing Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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